Filed by Windstream Parent, Inc.

pursuant to Rule 425 under the Securities Act
of 1933 and deemed filed under Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Uniti Group, Inc.

Commission File No.: 001-36708

Date: October 30, 2024

3Q24 Earnings Presentation Script

October 30, 2024

Genesis White

Good morning everyone and thank you for joining Windstream’s third quarter 2024 earnings conference call.

Joining me on the call today are:

•	Paul Sunu, our CEO, and
•	Drew Smith, our CFO and Treasurer

To accompany today’s call, we have posted the presentation slides and supplemental schedule on our various investor websites. If you do not have access to these websites, please reach out to me at Genesis dot White at windstream dot com.

Our financial statements, prepared in accordance with U.S. GAAP, will be available by mid-November to our lenders and investors, in compliance with the terms of the Credit Agreement, Indenture, and Amended and Restated LLC Agreement.

Today’s discussion includes statements about expected future events and financial results that are forward -looking and subject to risks and uncertainties and the disclosure to our forward -looking statements will be contained in our financial statements. Let me now turn it over to Paul Sunu.

Paul Sunu

Good morning and thank you for joining us.

Today, we are pleased to share with you our third quarter results, which showed solid financial and operational performance across our business and demonstrated progress towards our 2024 priorities, as shown on Slide 4.

We have been focused on quality this year and every segment of our operations from construction to installation to repair and care are all showing solid improvements.

As a result, we are delivering better service and this is showing up in the near 9% year-to-date reduction in our overall consumer broadband disconnects, excluding ACP.

We are focused on providing an outstanding service experience to our customers and the communities we serve.

This is exemplified by our recovery and restoration initiatives from the recent hurricanes in the Southeast this quarter.

As you know, last quarter, we were impacted by tornados and wildfires that tore through a number of our exchanges.

However, Hurricane Helene impacted a far wider swath of our service territory.

At its peak, over 20 percent of our customer base was out of service but through the valiant efforts and dedication of our construction and repair teams, we have made significant progress and are, for the most part, back to normal operations.

3Q24 Earnings Call Script

Whether helping to clear impacted areas, restoring service or providing meals and water, our teams continue to demonstrate the very essence of our commitment to quality, service and community.

Let’s turn to Slide 5, which provides an overview of our third quarter financial and operational highlights.

For the quarter, we delivered adjusted EBITDAR of $361 million, which was up approximately 2% for the full year.

Within Kinetic, our consumer revenues declined 2% for the full year.

These results include the impact of funding elimination from the ACP, which began in May. We remain hopeful that Congress will address the need to continue this support mechanism.

In the meantime, as previously reported, we are continuing for the time being a $30 monthly credit to this cohort.

As a reminder, this impact is included in our 2024 guidance that was provided in February.

Turning to slide 6, we extended our fiber coverage by constructing over 136,000 consumer premises so far this year, bringing our total to approximately 1.6 million consumer premises passed.

And this represents 36% coverage of our Kinetic footprint as outlined on slide 7.

3Q24 Earnings Call Script

While we are making steady progress on our RDOF and PPP builds, the pace of construction has slowed over the past two quarters.

This is driven in large part by the shift in resources toward restoration initiatives arising from the higher storm- and fire- related activity experienced in our footprint over the past two quarters, as well as delays in permitting.

Permitting is an industry-wide challenge and as you know there has been advocacy seeking to facilitate a more predictable timeline and faster flow through.

In the meantime, we are incorporating the anticipated permitting delays in our planning process to allow for smoother execution.

Our internal construction team continues to demonstrate their productivity and quality in execution.

Based on these demonstrated gains, we are ramping up our construction recruitment and training in advance of our anticipated level of future construction including BEAD.

Now let’s look at our fiber broadband subscribers, as seen on Slide 8.

Despite a challenging environment in the third quarter, we produced consistent fiber subscriber growth of 17,000 net additions.

We ended the quarter with 435,000 subscribers on our fiber network, representing a 27.3% penetration rate, an improvement of 40 basis points sequentially.

Additionally, you can see the performance from our Fiber Fast Start initiative on Slide 9, as our latest cohorts continue to show impressive penetration results.

3Q24 Earnings Call Script

Furthermore, we launched our Fiber Forward initiative during the second quarter, which leverages the tactics and learning from Fiber Fast Start to reinvigorate our older cohorts. While this program is still in its early stages, we are seeing encouraging improvements in the markets launched, including a 50 percent increase in sales.

These early indicators are a positive sign that our tactics are working and positions us well to continue to drive penetration in our older cohorts.

With the benefit to customer additions from these two marketing programs, as well as the churn improvements from our quality initiatives, we see opportunities ahead to further propel our fiber penetration.

Enterprise and Wholesale continued their solid performance.

Within Enterprise, we continue our focus on Strategic and Advanced IP portfolios, which now represent 88% of our total Enterprise Market service revenues on an annualized basis, excluding end-user surcharges.

Windstream Wholesale continues to demonstrate its technological prowess.

In partnership with Colt Technology and Nokia, Windstream Wholesale successfully trialed the first ever 800 Gigabit Ethernet service connecting London with Chicago over a production network.

Overall, I am pleased with the progress we made during the quarter and the operational momentum we are building through our quality initiatives.

3Q24 Earnings Call Script

And finally, before we get to our financial results, let me address the progress on our planned merger with Uniti.

We recently completed refinancing efforts that position us well for a combined capital structure post close.

Drew will touch on this in greater detail.

In addition, we have received thirteen state approvals and have five state approvals in process.

We continue to defer to Uniti management on specifics of the transaction and the closing process, but from our perspective, this combination makes a lot of sense as it will bring the leased network assets back with our operations and creates the opportunity to unlock additional value from our Kinetic operations while eliminating certain complexity of the lease arrangement with Uniti.

The merger is expected to close in the second half of 2025, subject to customary closing conditions, including receipt of regulatory and Uniti shareholder approvals.

In the meantime, we remain focused on executing on our initiatives and running our day-to-day business, while providing support to Uniti where needed to close the transaction.

With that, let me now turn the call over to Drew to hit some of the highlights on the financial results.

3Q24 Earnings Call Script

Drew Smith

Thank you, Paul, and good morning everyone.

First, I wanted to take time to highlight the financing transactions that we have recently completed. During the third quarter, we initiated, and successfully completed, a consent solicitation for our 2028 Senior First Lien Notes, which allows for the adoption of certain amendments to the related indenture. Effectively, these amendments will allow for the consolidation of Windstream and Uniti’s debt into a single capital structure following the merger. In addition, we completed refinancing transactions earlier this month which included the issuance of $800M in senior first lien notes, as well as a new $500M incremental term loan, both of which mature in 2031. This refinancing resulted in the repayment of our existing Term Loans, thus improving our debt maturity profile, as well as adding additional liquidity of over $300 million.

Turning to Slide 10, we show our third quarter financial results.

During the quarter, Windstream generated:

•	Total revenues of $916 million, and

•	Adjusted EBITDAR of $ 361 million, which was largely flat sequentially and translated into a consolidated margin of 39.4% during the quarter, an improvement of 250 basis points over last year’s levels. Additionally, the current quarter results include funding step-downs from the ACP program, as mentioned earlier. Excluding this, adjusted EBITDAR was flat year-over-year.

3Q24 Earnings Call Script

Moving to our market-level business revenue trends:

Within Kinetic:

•	Service revenue was $512 million, which was down 3.5% year-over-year, with consumer service revenue down 4.7% year-over-year, driven mostly by the ACP funding step-downs. In addition, we saw strong growth in our next-generation subscriber base.

•	Kinetic consumer broadband ARPU of $87.26 was up slightly year-over-year, but down sequentially primarily due to impacts from the ACP wind-down

•	Next-Generation broadband subscribers grew by 16,700 during the quarter. This was offset by a loss of 29,200 DSL customers, resulting in a net decrease in total broadband units of 12,500 for the quarter.

Within Enterprise:

•	Service revenue was $279 million, down 19%, as legacy-TDM revenues continue to see ongoing declines as expected.

•	Notably, approximately 88% of Enterprise Market service revenues, excluding end - user surcharges, came from our Strategic and Advanced IP portfolios. These combined revenues were down 3.8% for the full year driven primarily by ancillary legacy products within this portfolio.

•	TDM and Other revenue declined approximately 55% year -over-year as we continue to execute our TDM exit strategy and transition customers to our strategic and advanced products, which produce a higher margin for the business.

3Q24 Earnings Call Script

Within Wholesale:

•	Service revenue was $112 million, down 2.6% year-over-year, driven by declines in legacy revenues. Strategic revenues had solid performance during the quarter highlighted by high demand being seen from telecom, cable and content customers.

Turning to expenses:

•	Total cash expenses during the third quarter fell by $ 77 million, or 12%, year-over-year, as our quality and unification efforts across the company continue to deliver solid results.

On slide 11, I wanted to provide our regular update on our interconnection expense reduction activities. Our total interconnection and network facility expenses fell by 16% on a year-over-year basis during the third quarter. We reduced these total expenses on a recurring annualized basis by almost $120 million year-over-year. Notably, we still have $628 million of total interconnection expenses, of which $274 million are legacy TDM-related including network facilities expense. These expenses fell by 24% year-over-year. In particular, the Enterprise access and service delivery teams have fully exited 490 collocations associated with our TDM migration plans year-to-date.

Transitioning to slide 12, Windstream has a strong balance sheet, and following the refinancing transactions mentioned earlier, we have no current debt maturities until 2028. As of September 30th, we ended with $373 million in total liquidity and a net debt to adjusted EBITDA ratio of 2.27x. We intend to use the incremental liquidity, of approximately $300 million created from the refinancing transactions, for general corporate purposes, which may include investments in our network, such as expansion and acceleration of our Kinetic fiber-to-the-home buildout. Overall, these transactions put us in a great position as it relates to the combined capital structure with Uniti post- merger close, while also providing opportunities for us to maximize our fiber build program.

3Q24 Earnings Call Script

As seen on slide 13, Windstream fully owns and operates substantial assets. Within our Kinetic markets, approximately 31% of our current fiber broadband consumers are on a network that is entirely owned and operated by Kinetic.

Our financial and operational guidance as seen on slide 14 remains unchanged, with the exception of the following updates to our fiber operational metrics:

•	Fiber Premises Constructed are now expected to be between 180,000 and 200,000 for the year to account for delays in permitting for our RDOF and PPP builds, as well as resource shifts to accommodate the major storm activity experienced in our footprint over the last several months that Paul mentioned earlier. This results in a shift of the remaining households, originally planned for this year, to early next year.

•	Further, fiber consumer customer additions are now expected to be 75,000 for the year to account for the slowdown in construction just mentioned. We remain encouraged by the performance in our fiber markets and are confident in our ability to reach our long-term penetration targets.

Now, I will turn the call back over to Paul for some closing comments.

3Q24 Earnings Call Script

Paul Sunu

Thank you, Drew.

In closing, Windstream delivered solid financial and operational results across our business during the third quarter.

We continue to extend our fiber footprint within our Kinetic markets.

Based on improvements in our operations and service and the resulting reduction in our overall churn, we expect to accelerate our fiber build program beginning in 2025.

The ramp in our internal construction hiring and the work we are doing today to plan and engineer our 2025 builds, along with the additional funding from our recent refinancing, all contribute to the execution of our strategic vision to advance fiber deployment in our service areas.

We expect to meet our RDOF and PPP commitments and advance our strategic build locations including such attractive markets as Broken Arrow, Oklahoma.

While we expect to provide specifics around our 2025 guidance in our normal cadence, we did want to share with you the natural progression to market expansion and penetration that arises from quality-based operations.

We want to be the premier company for service and quality; the go-to company for the most reliable, resilient, and responsive network; and through our quality initiative, provide our customers with outstanding service experience.

With that, we can now open the call up for questions.

3Q24 Earnings Call Script

No Offer or Solicitation

This communication and the information contained in it are provided for information purposes only and are not intended to be and shall not constitute a solicitation of any vote or approval, or an offer to sell or solicitation of an offer to buy, or an invitation or recommendation to subscribe for, acquire or buy securities of Uniti Group Inc. (“Uniti”), Windstream Holdings II, LLC (“Windstream”) or the proposed combined company (“New Uniti”) or any other financial products or securities, in any place or jurisdiction, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made in the United States absent registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

Additional Information and Where to Find It

In connection with the contemplated merger (the “Merger”), New Uniti has filed a registration statement on Form S-4 with the SEC that contains a proxy statement/prospectus and other documents, which has not yet become effective. Once effective, the Uniti will mail the proxy statement/prospectus contained in the Form S-4 to its stockholders. This communication is not a substitute for any registration statement, proxy statement/prospectus or other documents that may be filed with the SEC in connection with the Merger.

THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGER CONTAINS IMPORTANT INFORMATION ABOUT UNITI, WINDSTREAM, NEW UNITI, THE MERGER AND RELATED MATTERS. INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THE PROXY STATEMENT/PROSPECTUS AND SUCH DOCUMENTS, BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE MERGER. The proxy statement/prospectus, any amendments or supplements thereto and all other documents filed with the SEC in connection with the Merger will be available free of charge on the SEC’s website (at www.sec.gov). Copies of documents filed with the SEC by Uniti will be made available free of charge on the Company's investor relations website (at https://investor.uniti.com/financial-information/sec-filings).

Participants in the Solicitation

Uniti, Windstream and their respective directors and certain of their executive officers and other employees may be deemed to be participants in the solicitation of proxies from Uniti’s stockholders in connection with the Merger. Information about Uniti’s directors and executive officers is set forth in the sections titled “Proposal No. 1 Election of Directors” and “Security Ownership of Certain Beneficial Owners and Management” included in Uniti’s proxy statement for its 2024 annual meeting of stockholders, which was filed with the SEC on April 11, 2024 (and which is available at https://www.sec.gov/Archives/edgar/data/1620280/000110465924046100/0001104659-24-046100-index.htm), the section titled “Directors, Executive Officers and Corporate Governance” included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2023, which was filed with the SEC on February 29, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1620280/000162828024008054/unit-20231231.htm), and subsequent statements of beneficial ownership on file with the SEC and other filings made from time to time with the SEC. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Uniti stockholders in connection with the Merger, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the proxy statement/prospectus and other relevant materials filed by New Uniti with the SEC. These documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This communication contains forward-looking statements, including within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can often be identified by terms such as “may,” “will,” “appears,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these words or other similar terms or expressions that concern expectations, strategy, plans, or intentions. However, the absence of these words or similar terms does not mean that a statement is not forward-looking. All forward-looking statements are based on information and estimates available to Uniti and Windstream at the time of this communication and are not guarantees of future performance.

Examples of forward-looking statements in this communication (made at the date of this communication unless otherwise indicated) include, among others, statements regarding the Merger and the future performance of New Uniti (together with Windstream and Uniti, the “Merged Group”), the perceived and potential synergies and other benefits of the Merger, and expectations around the financial impact of the Merger on the Merged Group’s financials. In addition, this communication contains statements concerning the intentions, beliefs and expectations, plans, strategies and objectives of the directors and management of Uniti and Windstream for Uniti and Windstream, respectively, and the Merged Group, the anticipated timing for and outcome and effects of the Merger (including expected benefits to shareholders of Uniti), expectations for the ongoing development and growth potential of the Merged Group and the future operation of Uniti, Windstream and the Merged Group.

These statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any results, levels of activity, performance or achievements expressed or implied by any forward-looking statement and may include statements regarding the expected timing and structure of the Merger; the ability of the parties to complete the Merger considering the various closing conditions; the expected benefits of the Merger, such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, business plans, expanded portfolio and financial strength; the competitive ability and position of New Uniti following completion of the Merger; and anticipated growth strategies and anticipated trends in Uniti’s, Windstream’s and, following the expected completion of the Merger, New Uniti’s business.

In addition, other factors related to the Merger that contribute to the uncertain nature of the forward-looking statements and that could cause actual results and financial condition to differ materially from those expressed or implied include, but are not limited to: the satisfaction of the conditions precedent to the consummation of the Merger, including, without limitation, the receipt of shareholder and regulatory approvals on the terms desired or anticipated; unanticipated difficulties or expenditures relating to the Merger, including, without limitation, difficulties that result in the failure to realize expected synergies, efficiencies and cost savings from the Merger within the expected time period (if at all); potential difficulties in Uniti’s and Windstream’s ability to retain employees as a result of the announcement and pendency of the Merger; risks relating to the value of New Uniti’s securities to be issued in the Merger; disruptions of Uniti’s and Windstream’s current plans, operations and relationships with customers caused by the announcement and pendency of the Merger; legal proceedings that may be instituted against Uniti or Windstream following announcement of the Merger; funding requirements; regulatory restrictions (including changes in regulatory restrictions or regulatory policy) and risks associated with general economic conditions.

Additional factors that could cause actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements are detailed in the filings with the SEC, including Uniti’s annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC.

There can be no assurance that the Merger will be implemented or that plans of the respective directors and management of Uniti and Windstream for the Merged Group will proceed as currently expected or will ultimately be successful. Investors are strongly cautioned not to place undue reliance on forward-looking statements, including in respect of the financial or operating outlook for Uniti, Windstream or the Merged Group (including the realization of any expected synergies).

Except as required by applicable law, Windstream does not assume any obligation to, and expressly disclaims any duty to, provide any additional or updated information or to update any forward-looking statements, whether as a result of new information, future events or results, or otherwise. Nothing in this communication will, under any circumstances (including by reason of this communication remaining available and not being superseded or replaced by any other presentation or publication with respect to Uniti, Windstream or the Merged Group, or the subject matter of this communication), create an implication that there has been no change in the affairs of Uniti or Windstream since the date of this communication.